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                                                                   EXHIBIT 16(b)


July 9, 2001

Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C. 20549

Dear Sirs/Madams:

We have read Item 4 of Cramer, Inc.'s Report on Form 8-K, dated July 5, 2001, and have the following comments:

         1. We agree with the statements made in the first paragraph insofar as they relate to Deloitte & Touche LLP.

         2. We agree with the statements made in the third and fifth paragraphs.

         3. We have no basis on which to agree or disagree with the statements made in the second and fourth paragraphs.

         4. We have no basis on which to agree or disagree with the statements made in the sixth paragraph, except that we agree with the statements made in the third sentence of the sixth paragraph.


Yours truly,

Deloitte & Touche LLP